UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: January 31, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

deCODE genetics, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

243586-10-4

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

CUSIP No. 243586-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kari Stefansson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Iceland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,100,294 (includes 475,002 shares underlying options exercisable within 60 days)

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 3,100,294 (includes 475,002 shares underlying options exercisable within 60 days)

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,100,294 (includes 475,002 shares underlying options exercisable within 60 days)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 5.6% (based upon 54,742,595 shares of Common Stock outstanding on December 31, 2005)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer deCODE genetics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices Sturlugata 8, Reykjavik, Iceland IS-101

Item 2.
	(a)	Name of Person Filing Kari Stefansson
	(b)	Address of Principal Business Office or, if none, Residence c/o deCODE genetics, Inc., Sturlugata 8, Reykjavik, Iceland IS-101
	(c)	Citizenship Iceland
	(d)	Title of Class of Securities Common Stock, $.001 par value per share
	(e)	CUSIP Number 243586-10-4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,100,294 (includes 475,002 shares underlying options exercisable within 60 days)
(b) Percent of class: 5.6% (based upon 54,742,595 shares of Common Stock outstanding on December 31, 2005)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,100,294 (includes 475,002 shares underlying options exercisable within 60 days))
(ii) Shared power to vote or to direct the vote N/A
(iii) Sole power to dispose or to direct the disposition of 3,100,294 (includes 475,002 shares underlying options exercisable within 60 days)
(iv) Shared power to dispose or to direct the disposition of N/A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2006
Date
/s/ Kari Stefansson
Signature
Kari Stefansson
Name/Title